

INSPIRING BETTER WRITING.

 Profitable

 Clear Path to Growth

 **400% Yr/Yr**
ARR Growth

 Accelerated 2011

Writing is failing at the student level



 Campus writing centers are inconvenient & intimidating.

 Friends and family are too busy, unqualified, or give biased feedback.

 Online services are stuck in the past.

We're fixing that.





Get Essay Help At Every S
Travis
https://www.kibin.com/students
Kibin
admin
my account
dashboard
logout
Essay Help at Every Step
Quickly get your essay from idea to final draft.
Save time and get better grades with Kibin!
View Services
A+
Essay Editing
Save time with our fast, professional, human essay editing.
Learn More
Essay Examples
Over 500,000 documents to help brainstorm your essay topic.
Search Now
Thesis Builder
Create your thesis step-by-step with our FREE tool.
Build It
Plagiarism Checker
Try our accurate plagiarism checker... for FREE!
Check Now

Essay Database

Promotes brainstorming and research to jumpstart the writing process.



Expert Editors

Vetted, human experts creates tutor-like experience 24/7.



Trusted Resource

Over 500,000 blog visits and 10,000 thesis statements created.

When students seek essay help...


shakespeare essay exampl
https://www.google.com/?gws_rd=ssl#q=shakespeare+essay+examples
GOO GLE
shakespeare essay examples
shakespeare essay examples
shakespeare expository essay
shakespeare macbeth essay examples
william shakespeare essay example
About 1,390,000 results (0.24 seconds)

...they find kibin



Content = Traffic

Essay examples drive organic traffic to the essay database.



Pay-to-Play

Signups pay for monthly access or upload essays for free access.



Editing Attachment

Signups also utilize essay editing service, driving additional revenue.



An Analysis of Translating
https://www.kibin.com/essay-examples/an-analysis-of-translating-shakespeare-who-is-one-of-the-gr...
Kibin
log in
student
essay editing
essay examples
thesis builder
plagiarism checker
Home / English / An Analysis of Translating Shakespeare Who is One of the Greatest Playwrights of All Time
An Analysis of Translating Shakespeare Who is One of the Greatest Playwrights of All Time
Word Count: 1,504
Pages: 6
6 Pages
Translating Shakespeare
Shakespeare is considered to be one of the greatest playwrights of all time. He wrote it
all: plays, sonnets, poems, and all other things poetic and dramatic in nature. However, some
suggest that since the 15th Century English is much different from the modern language that we
use today, the general population is virtually unable to comprehend it. In his article "Will
Shakespeare's Come and Gone: Does the Bard's Poetry Reach Us Like August Wilson's? Come
On -- Really?" John McWhorter asserts that it is impossible for modern theater audiences to
understand Shakespeare unless it is translated into modern English. However, this completely
changes the feeling of the Shakespearean language, meaning that the original poetry is lost. Also,
This preview is partially blurred. Sign up to view the full document
View Full Document
Pages: 6
Word Count: 1,504
Similar Essays: shakespeare, translating shakespeare, john mcwhorter

Ultimately, growth is driven by adding more essays to our database.



We also drive traffic from our blog to the EDB. And our blog traffic is growing rapidly.



Unique Visitors to Kibin Blog

*Chart current through Sept. 2016; Q4 represents projections

The EDB has become a significant contributor, accelerating revenue growth.



■ Essay Editing Revenue (thousands)
■ Essay Database Revenue (thousands)

*Chart current through Sept. 2016; Q4 represents projections

We'll grow to nearly $5M in revenue in the next few years _without_ additional funding.



Note: Chart current through Sept. 2016

How big can it be?
We've only scratched the surface.



752MM
Global Students

35MM
US Students

Kibin
1,200 customers
today

$83B*

$3.9B*

* Based on customer data of $110 annual spend

In 2014, our biggest competitor was doing >$15M in Revenue

Source: http://www.sramanamitra.com/2014/03/13/student-entrepreneur-to-10m-business-blaine-vess-ceo-of-studymode-part-7/

In Early 2015 they were doing >$20M in Revenue And $10M EBITDA


Fwd: Intros - travis@kibin
https://mail.google.com/mail/u/1/#search/Thomas+Swalla/14c4de3b9dd75f9a
Kibin
Travis
Mail
Move to Inbox
More
FlashIssue
1 of 1
COMPOSE
Inbox (3)
Starred
Important
Sent Mail
Drafts
FlashIssue
Create New
Editor
Drafts
Reports
Lists
Circles
Search people...
Fwd: Intros
Inbox x
3/24/15
to me,
Travis,
---------- Forwarded message ----------
From:
Date: Tue, Mar 24, 2015 at 3:07 PM
Subject: Re: Intros
To:
great chatting with you today. I thought I'd connect you with the founders of
is joining StudyMode as
He's looking for ideas on how to build a bigger successful EdTech content company, and I thought you guys would have a lot of valuable insights.
Will let you guys take it from here.
Best,
On Mon, Mar 23, 2015 at 1:45 PM,
wrote:
...good to meet you as well. Let me know if you have 30 minutes to chat this week.
starting at Studymode in a week. I'm joining
and have done quite a bit of research on the Ed-Tech space. I'd love to tell you a bit about Studymode but also hear your experience with
Studymode as 40 employees today and does $20mm of rev and $10mm of ebitda and now it's time to start seriously investing and see if we can't build a $100mm business.
The times below work good for me this week:
Tues 1pm - 3pm
Thurs 9am - 11am or 1pm - 3pm
Fri 1pm - 3pm
Let me know if we can grab 30 minutes over the next few days....I appreciate it
On Fri, Mar 20, 2015 at 12:04 PM,
wrote:
- great to hear from you, I hope all is well. You are correct, I rarely check my hotmail account anymore, thanks for retrying with gmail.
it's good to connect. I'm a fan of the edtech space, and always interested in helping entrepreneurs solving problems in this area. Let me know how I can help.
Best,
Tony
On Fri, Mar 20, 2015 at 11:54 AM,
wrote:
Hey
How are you? I sent you an email a while back but it was to your hotmail, not sure if you're still checking it (I know I'm not :).
I wanted to introduce you to a good friend of mine
he's starting at a company in the similar space as
I thought you'd be a good person to talk to...
$20M in revenue and $10M in earnings before interest, tax, depreciation, and amortization (EBITDA)

All this success with a service that customers are not happy with...



Published Tuesday, April 19, 2016

can be better

I was able to find only one good essay using this website. I tried to use it for my other assignments but I could not find anything worthy of reading or referencing. I could not even get inspired. I reached out to support because I was not satisfied with the product. They refused to give me a refund, but could be useful for someone else. Not completely unsatisified.





Published Thursday, June 4, 2015

I never expected this SCAM.

The registration page offers a free account where after you upload one paper, you can view the papers that are not Premium. However, upon uploading, I discovered that ALL PAPERS ARE PREMIUM. Thus, ALL PAPERS REQUIRE A PAID ACCOUNT. That is after I uploaded my class slides. Thankfully, it wasn't my original work.

I always make sure to check a website's review before I sign up. But I never expected it from a supposedly student-targeted website.





2

Published Thursday, March 17, 2016

Decent but can be better

The essay search feature was not the greatest and probably could be improved. I ended up reaching out to support since I was not finding what I was looking for. They assisted me through the process of how I could find a better essay. They did acknowledge that the essay quality varies depending on the searches. Eventually, I was able to get what I wanted. I did cancel because my class was over, but customer service is extremely patient.





Published Tuesday, June 9, 2015

Biggest Scam

Asks you to upload work to view a free essay and because all of the essays are premium you can't view them anyway. Now they have pretty much stolen my essay and I can't even take it down. Don't bother with these sneaky scammers and use a better website.



2

Martin Stern and A.T found this review useful



Published Wednesday, October 21, 2015

Waste of money

I've signed up to their premium services, just to discover that their document base is mostly students' essays that have no value to credible academic research. Most of the essays even did not have source reference. Google provides better search services!



2

Martin Stern and A.T found this review useful

Source: https://www.trustpilot.com/review/studymode.com

We offer a higher quality product with advanced features in production.

  

	Kibin	StudyMode	123helpme.com
Quality Control Process	✔	☐	☐
General Organization	✔	✔	✔
Detailed Organization	✔	☐	☐
Multiple Revenue Channels	✔	☐	☐
Professor Critiques	✔	☐	☐
Advanced Search	✔	✔	☐

Our Team's Results Speak for Themselves

 ### Travis Biziorek (CEO)
Previous hedge fund trader and semi-pro poker player. Responsible for all things product and marketing. Led Kibin from concept to over $75k in monthly revenue.

 ### Jim Nguyen (CTO)
CS degree from San Jose State and previously at Thomson Reuters and Sony. Solely responsible for building Kibin's functionality and infrastructure, supporting over 1MM unique monthly visitors.

 ### Naomi Tepper (Content)
Published author and self-taught content marketer. Spearheaded Kibin's blog growth from zero to over 675,000 monthly uniques.

 ### Erin Hempfling (Community)
Previous Kibin editor and only one to achieve 100% feedback rating. Now manages our team of 150 freelancers and supports our customers.

Advisors

  ### Rob Angarita & Aaron Hawkey
Co-founded Cramster (acquired by Chegg in 2010) which now accounts for a majority of the $95MM digital revenue as Chegg Study.

crAmster.com™
problem solved

Chegg® Study

Help us accelerate growth even faster!

Join us on WeFunder:

www.wefunder.com/kibin

CONTACT



Travis Biziorek

travis@kibin.com